SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Q2 2016.

YPF S.A.

Consolidated Results

Q2 2016

Consolidated Results Q2 2016

CONTENT

Consolidated Results Q2 2016

Adjusted EBITDA for Q2 2016 was Ps 17.2 billion, 38.6% higher than Q2 2015.

Q2 2015	Q1 2016	Q2 2016	Var.% Q2 16/ Q2 15		Jan - Jun 2015	Jan - Jun 2016	Var.% 2016 / 2015

40,003	46,934	52,759	31.9%	Revenues (Million Ps)	75,134	99,693	32.7%

5,578	1,618	5,318	-4.7%	Operating income (Million Ps)	10,047	6,936	-31.0%

2,298	855	-753	-132.8%	Net income (Million Ps)	4,407	102	-97.7%

12,395	12,493	17,181	38.6%	Adj. EBITDA (Million Ps)	22,604	29,674	31.3%

5.86	2.54	-1.89	-132.3%	Earnings per share (Ps per Share)	11.28	0.65	-94.2%

14,758	14,741	14,498	-1.8%	Capital Expenditures (Million Ps)	27,109	29,239	7.9%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2016

•	Revenues for Q2 2016 were Ps 52.8 billion, 31.9% higher than Q2 2015.

•	Operating income for Q2 2016 was Ps 5.3 billion, 4.7% lower than Q2 2015. Adjusted EBITDA for Q2 2016 was Ps 17.2 billion, 38.6% higher than Q2 2015.

•	Net income for Q2 2016 was a loss of Ps 0.8 billion, 132.8% lower than the gain of Ps 2.3 billion recorded for Q2 2015.

•	Hydrocarbon production for Q2 2016 was 574.0 Kboed, 0.3% higher than Q2 2015. Crude oil production for Q2 2016 was 242.9 Kbbld, 2.8% lower than Q2 2015. Natural gas production for Q2 2016 was 44.8 Mm3d, 0.4% lower than Q2 2015. NGL production for Q2 2016 was 49.6 Kbbld, 26.0% higher than Q2 2015.

•	Refinery processing levels in the Downstream business segment for Q2 2016 were 90.2%, 5.3% lower than Q2 2015.

•	Capital expenditures in fixed assets for Q2 2016 were Ps 14.5 billion, 1.8% lower than Q2 2015.

Consolidated Results Q2 2016

2. ANALYSIS OF RESULTS FOR Q2 2016

Revenues for Q2 2016 were Ps 52.8 billion, 31.9% higher than Q2 2015, due primarily to the following factors:

•	Diesel revenues increased Ps 4.4 billion, due to a 38.5% increase in diesel mix prices against a 6.0% decrease in sales volumes.

•	Gasoline revenues increased Ps 3.0 billion, due to a 42.5% increase in average prices against a 4.4% decrease in sales volumes.

•	Natural gas revenues increased Ps 3.3 billion, due to a 59.0% increase in prices in Argentine peso terms and no significant difference in sales volumes.

•	Fuel oil revenues increased Ps 0.7 billion, due to a 43.9% increase in prices in Argentine pesos against an 8.8% decrease in sales volumes.

•	Exports of flour, oil and grains increased Ps 0.4 billion, due to a 77.0% increase in prices in Argentine pesos against a 26.0% decrease in sales volumes.

•	In Q2 2015, Ps 0.6 billion was accrued due to the Crude Oil Production Stimulus Program.

Cost of sales for Q2 2016 was Ps 42.8 billion, 40.6% higher than Q2 2015. This includes a 49.9% increase in production costs and a 40.3% increase in purchases. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of fixed assets increased Ps 4.6 billion, an increase of 73.0%, due to increased investments in assets and appreciation in 2016 based on their valuation in U.S. dollars, which is the functional currency of the company.

•	Lifting costs increased Ps 2.0 billion, reflecting a 26.8% increase in the unit indicator in Argentine peso terms.

•	Production costs related to refining increased Ps 0.8 billion, reflecting a 67.0% increase in the unit indicator in Argentine peso terms.

•	Royalty increased Ps 1.0 billion. Of this increase, Ps 0.6 billion was related to an increase in royalties for crude oil production and Ps 0.4 billion was related to an increase in royalties for natural gas production.

•	Transportation costs increased Ps 0.5 billion, mainly due to increases in rates produced during 2016.

Consolidated Results Q2 2016

b) Purchases:

•	FAME and ethanol biofuel purchases increased Ps 1.4 billion, due to higher prices for FAME and ethanol biofuel, a 5.0% increase in volumes purchased of FAME and a 1.0% increase in volumes purchased of ethanol biofuel.

•	Grain purchases in the agricultural sales segment through the form of barter increased Ps 0.7 billion due to higher prices in Argentine peso terms, which was partially offset by lower volumes purchased.

•	Crude oil purchases from third parties increased Ps 0.4 billion, due to a 32.1% increase in the Argentine peso purchase price against a 14.6% decrease in volumes purchased.

•	Imports of diesel and jet fuel decreased Ps 46 million, due to lower volumes purchased of diesel, which was partially offset by greater volumes purchased of jet fuel and higher prices for both in Argentine peso terms.

Administration expenses for Q2 2016 were Ps 1.8 billion, 35.0% higher than Q2 2015. The increase was principally due to higher personnel expenses and higher IT costs.

Selling expenses for Q2 2016 were Ps 3.7 billion, 28.2% higher than Q2 2015. This was driven primarily by increases in transport expenses, principally due to higher rates paid for domestic transport of fuels and increases in personnel costs, fixed asset depreciation and service contracts.

Exploration expenses for Q2 2016 were Ps 0.7 billion, an increase of 90.7%, compared to Ps 0.4 billion for Q2 2015.

Other operating results, net, for Q2 2016 were a gain of Ps 1.6 billion, compared to a gain of Ps 0.7 billion for Q2 2015. This change included a net gain of Ps 1.5 billion generated by the deconsolidation of Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration and Gateway Coal Company (collectively, the “Maxus Entities”), and the temporary economic assistance of Ps 0.4 billion received in Q2 2015 by the company’s subsidiary, MetroGAS S.A.

Financial results for Q2 2016 were a loss of Ps 4.7 billion, compared to a loss of Ps 0.9 billion for Q2 2015. This change was driven primarily by lower positive effects of foreign exchange rates on net liabilities in Argentine pesos of Ps 1.2 billion, generated by a lower devaluation of the Argentine peso in Q2 2016 compared to Q2 2015. Interest expenses also increased Ps 2.1 billion, due to increased levels of debt and higher interest rates.

Income tax for Q2 2016 was Ps 1.6 billion, including a re-estimate of the effective tax rate used in Q1 2016 by Ps 0.8 billion. This was due primarily to a decrease in deferred tax expenses of Ps 0.9 billion, which was partially offset by an increase in current income tax of Ps 45 million.

Net income for Q2 2016 was a loss of Ps 0.7 billion, 132.8% lower than Q2 2015.

Capital expenditures in fixed assets for Q2 2016 were Ps 14.5 billion, 1.8% higher than Q2 2015.

Consolidated Results Q2 2016

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q2 2016

3.1 UPSTREAM

Q2 2015	Q1 2016	Q2 2016	Var.% Q2 16/ Q2 15		Jan - Jun 2015	Jan - Jun 2016	Var.% 2016 / 2015

2,534	4,441	1,716	-32.3%	Operating income (Million Ps)	4,794	6,157	28.4%

19,557	29,330	27,839	42.3%	Revenues (Million Ps)	38,132	57,169	49.9%

250.0	249.0	242.9	-2.8%	Crude oil production (Kbbld)	248.5	245.9	-1.1%

39.3	56.3	49.6	26.0%	NGL production (Kbbld)	49.6	52.9	6.8%

45.0	44.0	44.8	-0.4%	Gas production (Mm3d)	44.3	44.4	0.3%

572.1	582.3	574.0	0.3%	Total production (Kboed)	576.5	578.1	0.3%

387	454	738	90.7%	Exploration costs (Million Ps)	578	1,192	106.2%

12,409	12,255	11,409	-8.1%	Capital Expenditures (Million Ps)	23,110	23,664	2.4%

5,633	9,096	9,734	72.8%	Depreciation (Million Ps)	10,421	18,830	80.7%

				Realization Prices

69.1	61.9	60.7	-12.3%	Crude oil prices in domestic market Period average (USD/bbl)	69.0	61.3	-11.1%

4.50	4.71	4.74	5.2%	Average gas price (USD/Mmbtu)	4.52	4.73	4.7%

Operating income for the Upstream business segment for Q2 2016 was Ps 1.7 billion, 32.3% lower than Q2 2015.

Revenues were Ps 27.8 billion for Q2 2016, 42.3% higher than Q2 2015, due primarily to the following factors:

•	Crude oil revenues increased Ps 5.4 billion, an increase of 40.8%, due to a 40.5% increase in Argentine peso terms of the transfer price between the Upstream business segment and the Downstream business segment, while volumes transferred between business segments increased by 3.1%.

•	Natural gas revenues increased Ps 3.3 billion, an increase of 59.8%, due to a 59.0% increase in prices in Argentine peso terms and a 0.5% increase in sales volumes.

•	In Q2 2015, Ps 0.6 billion was accrued due to the Crude Oil Production Stimulus Program.

The price obtained in U.S. dollars for crude oil in the local market for Q2 2016 decreased 12.3% to US$60.70/barrel. The price obtained in U.S. dollars for natural gas was US$4.74/Mmbtu, 5.2% higher than Q2 2015.

Consolidated Results Q2 2016

Hydrocarbon production for Q2 2016 was 574.0 Kboed, 0.3% higher than Q2 2015. Crude oil production for Q2 2016 was 242.9 Kbbld, a 2.8% decrease. Natural gas production for Q2 2016 was 44.8 Mm3d, a 0.4% decrease. NGL production for Q2 2016 was 49.6 Kbbld, a 26.0% increase. Total production in Q2 2016 was affected by labor strikes, and total production levels would have been similar to Q1 2016 if such contingencies had not occurred.

With respect to development activity, 175 wells were put into production in Q2 2016, including the unconventional hydrocarbon production and tight gas wells discussed below, for a total of 358 new wells in 2016.

Unconventional hydrocarbon production for Q2 2016 was 51.6 Kboed, including 27.5 Kbbld of crude oil, 10.6 Kbbld of NGL and 2.1 Mm3d of natural gas, of which YPF consolidates approximately 50%. During Q2 2016, 22 wells were put in production targeting the Vaca Muerta formation, for a total of 503 wells at the end of Q2 2016, including 11 active drilling rigs and 10 workovers.

With respect to tight gas activity: (i) in the Lajas formation, 16 wells were put in production during Q2 2016, and natural gas production was 5.0 Mm3d, (ii) in the Mulichinco formation in the Rincón del Mangrullo area, natural gas production for YPF was 2.0 Mm3d, and 4 wells were put in production, and (iii) in the Estacíon Fernández Oro area, natural gas production was 2.1 Mm3d. During Q2 2016, new compression systems for the Rincón del Mangrullo and Estación Fernández Oro areas commenced operations, which allowed production to increase by 36.8% and 11.7%, respectively, compared to Q1 2016.

Production costs for Q2 2016 were Ps 25.4 billion, 52.7% higher than Q2 2015, mainly due to the following:

•	Depreciation of fixed assets increased Ps 4.1 billion;

•	Lifting costs increased Ps 2.0 billion, reflecting a 26.8% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 1.0 billion. Of this increase, Ps 0.6 billion was related to higher royalties for crude oil production and Ps 0.4 billion was related to higher royalties for natural gas production; and

•	Transportation costs increased Ps 0.2 billion, mainly due to increases in rates produced during 2016.

Exploration costs for Q2 2016 were Ps 0.7 billion, 90.7% higher than Q2 2015. Expenses for geological and geophysical studies relating primarily to seismic survey studies in the provinces of Santa Cruz and Chubut increased Ps 88 million. Losses from unproductive exploratory wells increased Ps 0.2 billion for Q2 2016 compared to Q2 2015.

Unit cash costs in U.S. dollars decreased 17.2% to US$20.60/boe for Q2 2016 from US$24.80/boe for Q2 2015, including taxes of US$5.90/boe and US$7.10/boe, respectively. In turn, the average lifting cost for YPF was US$12.20/boe for Q2 2016, 20.1% lower than US$15.30/boe for Q2 2015.

Consolidated Results Q2 2016

CAPEX

Capital expenditures for the Upstream business segment for Q2 2016 were Ps 11.4 billion, 8.1% lower than Q2 2015.

Of these capital expenditures, 76% were invested in drilling and workover activities, 18% in facilities, and the remaining 6% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q2 2016 were focused on the development of the Loma Campana, Aguada Toledo–Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas) Chachahuen and Cañadón Amarillo blocks. Development activities continued at Cuyana basin, mainly in the Barrancas, La Ventana, Vizcacheras, Puesto Molina and Cerro Fortunoso blocks. In the Golfo San Jorge basin, most activity was concentrated in Cañadón de la Escondida, El Guadal, Cañadón Yatel, Barranca Baya and Los Perales areas, in the province of Santa Cruz, and the Manantiales Behr and El Trébol-Escalante areas in the province of Chubut.

Exploration activities for Q2 2016 covered the Neuquina and Golfo San Jorge basins. In the Neuquina basin, exploratory activity targeted both conventional and unconventional resources. Activity targeting conventional formations focused on the Señal Picada–Punta Barda, Bajo del Piche, Cajón de los Caballos and Chachahuen blocks. Unconventional activity focused on the Narambuena block. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in the west flank of the Los Perales block and in the north flank of the Manantiales Behr block.

During Q2 2016, six exploratory wells were completed.

Consolidated Results Q2 2016

3.2 DOWNSTREAM

Q2 2015	Q1 2016	Q2 2016	Var.% Q2 16/ Q2 15		Jan - Jun 2015	Jan - Jun 2016	Var.% 2016 / 2015

3,865	-794	3,432	-11.2%	Operating income (Million Ps)	5,359	2,638	-50.8%

35,721	40,933	47,715	33.6%	Revenues (Million Ps)	68,028	88,648	30.3%

4,399	4,035	4,126	-6.2%	Sales of refined products in domestic market (Km3)	4,104	8,163	98.9%

316	493	275	-13.0%	Exportation of refined products (Km3)	449	767	70.8%

225	188	207	-8.0%	Sales of petrochemical products in domestic market (*) (Ktn)	179	395	120.7%

86	27	42	-51.2%	Exportation of petrochemical products (Ktn)	69	69	0.0%

305	294	288	-5.3%	Crude oil processed (Kboed)	302	291	-3.6%

95%	92%	90%	-5.3%	Refinery utilization (%)	95%	91%	-3.6%

2,008	2,091	2,776	38.2%	Capital Expenditures (Million Ps)	3,444	4,867	41.3%

778	1,290	1,333	71.3%	Depreciation (Million Ps)	1,471	2,623	78.3%

756	564	676	-10.7%	Average domestic market gasoline price (**) (USD/m3)	752	616	-18.1%

759	559	661	-13.0%	Average domestic market diesel price (**) (USD/m3)	757	612	-19.1%

(*)	Fertilizer sales not included
(**)	Includes turnover tax and net of deductions, commissions and other taxes

Operating income for the Downstream business segment for Q2 2016 was a gain of Ps 3.4 billion, 11.2% lower than Q2 2015.

Revenues were Ps 47.7 billion, 33.6% higher than Q2 2015, due primarily to the following:

•	Diesel revenues increased Ps 4.4 billion, due to a 38.5% increase in diesel mix prices against a 6.0% decrease in sales volumes, although sales volumes of Eurodiesel, a premium diesel product, increased 7.0%.

•	Gasoline revenues increased Ps 3.0 billion, due to a 42.5% increase in prices, against a 4.4% decrease in sales volumes.

•	Fuel oil revenues in the domestic Argentine market increased Ps 0.7 billion, due to a 55.9% increase in prices, against an 11.6% decrease in sales volumes.

•	Petrochemical product revenues in the domestic Argentine market increased Ps 51 million, due to a 14.1% increase in prices in Argentine peso terms, against a 7.5% decrease in sales volumes.

Consolidated Results Q2 2016

•	Exports increased Ps 0.5 billion, or 14.4%, compared to Q2 2015, due to higher prices in Argentine peso terms driven by greater devaluation of the Argentine peso in Q2 2016, against a decrease in export volumes. Exports of flour, oil and grains reached Ps 1.7 billion, due to a 77.2% increase in prices in Argentine peso terms, against a 25.6% decrease in export volumes.

Cost of sales and operating expenses for Q2 2016 increased Ps 12.4 billion, or 39.0% compared to Q2 2015, due primarily to the following factors:

•	Crude oil purchases increased Ps 6.2 billion, due to an increase in prices in Argentine peso terms of crude oil purchased and no significant difference in volumes purchased. Purchase prices from the Upstream business segment in Argentine peso terms increased 40.5%, and purchase prices from other producers of crude oil similarly increased 32.1%, due to the fact that lower volumes were purchased from third parties corresponding exclusively to light crude oil, which has a higher price.

•	FAME and ethanol biofuel purchases increased Ps 1.4 billion, due to higher FAME and ethanol biofuel prices and a 5.0 % increase in volumes purchased of FAME and a 1.0% increase in volumes purchased of ethanol biofuel.

•	Grain purchases in the agricultural sales segment through the form of barter increased Ps 0.7 billion due to higher prices in Argentine peso terms, which was partially offset by lower volumes purchased.

•	Diesel and jet fuel imports decreased Ps 46 million, due to lower volumes purchased of diesel, which was partially offset by higher volumes purchased of jet fuel and higher prices for both in Argentine peso terms.

•	Production costs related to refining increased Ps 0.8 billion, due to inflation and increased expenses for materials, parts, electricity, other supplies and fuel, including scheduled plant shutdowns. As a result, and considering the 5.3% decrease in volumes processed, unit refining costs in Q2 2016 were 67.0% higher than Q2 2015.

•	Fixed asset depreciation increased Ps 0.6 billion.

•	Marketing expenses increased Ps 0.8 billion, due to higher transportation costs related to an increase in domestic Argentine fuel transportation rates and increased depreciation costs.

The volume of crude oil processed in Q2 2016 was 288 Kbbld, 5.3% lower than Q2 2015, mainly due to the scheduled shutdown of various units at the La Plata and Plaza Huincul refineries from March 2016 to June 2016.

CAPEX

Cumulative capital expenditures for the Downstream business segment for Q2 2016 were Ps 2.8 billion, a 38.2% increase compared to Q2 2015.

Consolidated Results Q2 2016

The construction of the new Coke Plant is 99.11% complete as of the end of Q2 2016 and is expected to commence operations in the second half of 2016. In addition, improvements to the Topping III unit in Mendoza have progressed, and work to improve YPF’s logistical facilities and optimize safety and environmental performance has continued.

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2016 was a gain of Ps 0.6 billion, compared to a loss of Ps 0.5 billion in Q2 2015. This change was driven primarily by the net gain of Ps 1.5 billion generated by the deconsolidation of the Maxus Entities. As a result of the Maxus Entities’ filing for reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code, the Bankruptcy Court has a significant role in approving substantial transactions, thus curtailing YPF’s ability to unilaterally make decisions on behalf of the Maxus Entities relating to their operations or results.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 0.4 billion in Q2 2016, due to the widening gap between prices for transfers between business segments and replacement costs for the company’s inventory. These adjustments were negative Ps 0.3 billion in Q2 2015 because the aforementioned price gap was similar during that period.

3.4 RELATED COMPANIES

Results from related companies for Q2 2016 were a gain of Ps 166 million, compared to a gain of Ps 54 million for Q2 2015. This change was primarily due to improved results from Compañía Mega, Refinor and Profertil.

4. LIQUIDITY AND SOURCES OF CAPITAL

Net cash flows provided by operating activities for Q2 2016 were Ps 6.6 billion, 33.9% lower than Q2 2015. This decrease of Ps 3.4 billion was driven by Ps 1.7 billion of insurance collections received in Q2 2015 for lost profits related to the incident at our La Plata refinery, despite a Ps 4.8 billion increase in Q2 2016 in adjusted EBITDA due to an increase in working capital. This increase in working capital was due to an accrual of accounts receivable, including accrual from the program to stimulate the injection of surplus natural gas and sales to distribution companies.

Net cash flows directed to investing activities were Ps 14.4 billion for Q2 2016, or 6.6% lower than Q2 2015. Investments in fixed and intangible assets were 0.4% higher than Q2 2015.

The previously discussed cash flow generation, together with a net decrease of Ps 2.3 MM from financing activities, contributed to a Ps 15.9 billion cash and cash equivalent position as of June 30, 2016. The main debt issuances in Q2 2016 consisted of two new series of negotiable obligations for a total of Ps 0.5 billion and US$46 million. Total debt in U.S. dollars was US$9.3 billion, net debt was US$8.2 billion and the net debt/EBITDA LTM(1) ratio was 1.76x.

Consolidated Results Q2 2016

The average interest rate for debt denominated in Argentine pesos in Q2 2016 was 30.89%, while the average interest rate for debt denominated in U.S. dollars was 7.80%.

YPF negotiable obligations issued during Q2 2016 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity

Series XLVIII	USD 45.8 million	8.250%	48 months

Series XLIX	ARS 534.9 million	BADLAR + 6.00%	48 months

Series L (Q3 2016)	USD 750 million	BADLAR + 4.0%	48 months

(1)	Net Debt: US$8,218 million/EBITDA LTM: US$4,674 million = 1.76x.

Consolidated Results Q2 2016

5. TABLES AND NOTES

Q2 2016 Results

Consolidated Results Q2 2016

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2015	Q1 2016	Q2 2016	Var.% Q2 16/ Q2 15		Jan - Jun 2015	Jan - Jun 2016	Var.% 2016 /2015
40,003	46,934	52,759	31.9%	Revenues	75,134	99,693	32.7%
(30,456)	(40,131)	(42,819)	40.6%	Costs of sales	(56,961)	(82,950)	45.6%

9,547	6,803	9,940	4.1%	Gross profit	18,173	16,743	(7.9%)

(2,886)	(3,045)	(3,699)	28.2%	Selling expenses	(5,478)	(6,744)	23.1%
(1,358)	(1,486)	(1,833)	35.0%	Administration expenses	(2,556)	(3,319)	29.9%
(387)	(454)	(738)	90.7%	Exploration expenses	(578)	(1,192)	106.2%
662	(200)	1,648	148.9%	Other operating results, net	486	1,448	197.9%

5,578	1,618	5,318	(4.7%)	Operating income	10,047	6,936	(31.0%)

54	97	166	207.4%	Income on investments in companies	16	263	1,543.8%
(923)	4,018	(4,660)	(404.9%)	Net Financial Results:	(1,308)	(642)	50.9%

4,709	5,733	824	(82.5%)	Net income before income tax	8,755	6,557	(25.1%)

(2,411)	(4,878)	(1,577)	(34.6%)	Income tax	(4,348)	(6,455)	48.5%

2,298	855	(753)	(132.8%)	Net Income for the period	4,407	102	(97.7%)

1	(141)	(10)		Net income (loss) for noncontrolling interest	(17)	(151)

2,297	996	(743)	(132.3%)	Net income for shareholders of the parent company	4,424	253	(94.3%)

5.86	2.54	(1.89)	(132.2%)	Earnings per share, basic and diluted	11.28	0.65	(94.2%)

2,592	15,407	4,309	66.2%	Other comprehensive Income	5,023	19,716	292.5%

4,890	16,262	3,556	(27.3%)	Total comprehensive income for the period	9,430	19,818	110.2%

12,395	12,493	17,181	38.6%	Adj. EBITDA (*)	22,604	29,674	31.3%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2016

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2016 figures unaudited, figures expressed in millions of pesos)

	12/31/2015	06/30/2016
Noncurrent Assets
Intangible assets	7,279	8,471
Fixed assets	270,905	316,356
Investments in companies	4,372	4,857
Deferred income tax assets	954	893
Other receivables and advances	2,501	2,206
Trade receivables	469	297

Total Non-current assets	286,480	333,080

Current Assets
Inventories	19,258	22,225
Other receivables and advances	19,413	14,447
Trade receivables	22,111	37,883
Investment in financial assets	804	150
Cash and equivalents	15,387	15,893

Total current assets	76,973	90,598

Total assets	363,453	423,678

Shareholders’ equity
Shareholders’ contributions	10,349	10,352
Reserves and unappropiated retained earnings	110,064	129,144
Noncontrolling interest	48	(103)

Total Shareholders’ equity	120,461	139,393

Noncurrent Liabilities
Provisions	39,623	41,821
Deferred income tax liabilities	44,812	50,970
Other taxes payable	207	162
Loans	77,934	105,262
Accounts payable	625	698

Total Noncurrent Liabilities	163,201	198,913

Current Liabilities
Provisions	2,009	1,706
Income tax liability	1,487	216
Other taxes payable	6,047	5,643
Salaries and social security	2,452	2,393
Loans	27,817	33,822
Accounts payable	39,979	40,703
Dividends payable	—	889

Total Current Liabilities	79,791	85,372

Total Liabilities	242,992	284,285

Total Liabilities and Shareholders’ Equity	363,453	423,678

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2016

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2015	Q1 2016	Q2 2016		Jan - Jun 2015	Jan - Jun 2016
			Cash Flows from operating activities
2,298	855	(753)	Net income	4,407	102
(54)	(97)	(166)	Income from investments in companies	(16)	(263)
6,502	10,534	11,225	Depreciation of fixed assets	12,066	21,759
91	153	170	Amortization of intangible assets	160	323
847	1,183	1,422	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,439	2,605
2,411	4,878	1,577	Income tax	4,348	6,455
662	1,092	1,411	Net increase in provisions	1,565	2,503
1,117	(4,666)	3,966	Interest, exchange differences and other	1,602	(700)
26	40	17	Stock compensation plan	53	57
(12)	—	—	Accrued insurance	(523)	—
—	—	(1,528)	Results due to deconsolidation of companies	—	(1,528)
			Changes in assets and liabilities:
(1,891)	(7,966)	(6,922)	Trade receivables	(1,503)	(14,888)
(2,547)	4,518	217	Other receivables and liabilities	(3,095)	4,735
499	1,089	(1,208)	Inventories	765	(119)
996	878	(2,498)	Accounts payable	2,011	(1,620)
538	(760)	311	Other Taxes payable	1,649	(449)
206	(419)	368	Salaries and Social Securities	(273)	(51)
(507)	(354)	(594)	Decrease in provisions from payments	(900)	(948)
29	—	420	Dividends from investments in companies	179	420
1,673	607	—	Insurance charge for loss of profit	1,673	607
(2,882)	(740)	(821)	Income tax payments	(3,674)	(1,561)

10,002	10,825	6,614	Net cash flows provided by operating activities	21,933	17,439

			Cash flows from investing activities
			Payments for investments:
(15,239)	(17,303)	(15,299)	Acquisitions of fixed assets and Intangible assets	(30,867)	(32,602)
(161)	—	—	Contributions and acquisitions of interests in companies and UTEs	(163)	—
—	(13)	923	Financial assets investments	—	910
—	355	—	Insurance charge for material damages	—	355

(15,400)	(16,961)	(14,376)	Net cash flows used in investing activities	(31,030)	(31,337)

			Cash flows from financing activities
(7,340)	(17,179)	(16,775)	Payment of loans	(11,972)	(33,954)
(1,766)	(3,515)	(3,378)	Payment of interests	(3,145)	(6,893)
17,443	36,603	17,863	Proceeds from loans	28,227	54,466
(45)	—	(55)	Acquisition of own shares	(45)	(55)
—	50	—	Non controling interest contribution	—	50

8,292	15,959	(2,345)	Net cash flows provided by financing activities	13,065	13,614

305	953	(15)	Effect of changes in exchange rates on cash and equivalents	512	938

—	—	(148)	Deconsolidation of subsidiaries	—	(148)

3,199	10,776	(10,270)	Increase (Decrease) in Cash and Equivalents	4,480	506

11,039	15,387	26,163	Cash and equivalents at the beginning of the period	9,758	15,387
14,238	26,163	15,893	Cash and equivalents at the end of the period	14,238	15,893

3,199	10,776	(10,270)	Increase (Decrease) in Cash and Equivalents	4,480	506

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
9,382	22,927	6,898	Cash	9,382	6,898
4,856	3,236	8,995	Other Financial Assets	4,856	8,995

14,238	26,163	15,893	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	14,238	15,893

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2016

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q2 2016	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	4,625	47,415	719	—	52,759
Revenues from intersegment sales	23,214	300	1,613	-25,127	—

Revenues	27,839	47,715	2,332	-25,127	52,759

Operating Income (loss)	1,716	3,432	605	-435	5,318
Investments in companies	0	166	—	—	166
Depreciation of fixed assets	9,734	1,333	158	—	11,225
Impairment of fixed and intangible assets	0	—	—	—	0
Acquisitions of fixed assets	11,394	2,776	313	0	14,483
Assets	249,892	149,207	27,326	-2,747	423,678

Q2 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	4,365	35,376	262	—	40,003
Revenues from intersegment sales	15,192	345	1,423	-16,960	—

Revenues	19,557	35,721	1,685	-16,960	40,003

Operating Income (loss)	2,534	3,865	-513	-308	5,578
Investments in companies	-4	58	—	—	54
Depreciation of fixed assets	5,633	778	91	—	6,502
Acquisitions of fixed assets	12,352	2,008	341	—	14,701
Assets	143,555	77,354	22,039	-1,673	241,275

Consolidated Results Q2 2016

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2015 Q2	2016 Q1	2016 Q2	Var Q2 16/ Q2 15	2015 Jan - Jun	2016 Jan - Jun	Var 2016 / 2015
INCOME STATMENT
Revenues	4,493	3,251	3,720	-17.2%	8,559	6,971	-18.5%
Costs of sales	-3,421	-2,780	-3,019	-11.7%	-6,488	-5,799	-10.6%

Gross profit	1,072	471	701	-34.6%	2,071	1,172	-43.4%
Selling expenses	-324	-211	-261	-19.5%	-624	-472	-24.4%
Administration expenses	-153	-103	-129	-15.3%	-291	-232	-20.3%
Exploration expenses	-43	-31	-52	19.7%	-66	-83	27.3%
Other expenses	74	-14	116	56.3%	54	102	89.6%

Operating income	627	112	375	-40.1%	1,144	487	-57.4%
Depreciation and impairment of fixed and intangible assets	730	730	792	8.4%	1,374	1,521	10.7%
Amortization of intangible assets	10	11	12	17.3%	18	23	24.1%
Unproductive exploratory drillings	25	13	33	31.2%	38	46	22.6%

Adj. EBITDA (*)	1,392	865	1,212	-13.0%	2,574	2,077	-19.3%

UPSTREAM
Revenues	2,197	2,032	1,963	-10.6%	4,346	3,995	-8.1%
Operating income	285	308	121	-57.5%	546	429	-21.5%
Depreciation	633	630	686	8.5%	1,187	1,316	10.9%
Capital expenditures	1,394	849	805	-42.3%	2,632	1,653	-37.2%

DOWNSTREAM
Revenues	4,012	2,835	3,365	-16.1%	7,751	6,200	-20.0%
Operating income	434	-55	242	-44.3%	607	187	-69.2%
Depreciation	87	89	94	7.6%	168	183	9.4%
Capital expenditures	226	145	196	-13.2%	392	341	-13.1%

CORPORATE AND OTHER
Operating income	-58	-36	6	-109.7%	-121	-31	-74.5%
Capital expenditures	38	27	22	-42.4%	63	49	-21.6%

CONSOLIDATION ADJUSTMENTS
Operating income	-35	-104	-137	295.0%	112	-241	-315.8%
Average exchange rate for the period	8.90	14.44	14.18		8.77	14.31

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2016

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited)

		2015					2016
	Unit	Q1	Q2	Q3	Q4	Cum. 2015	Q1	Q2	Cum. 2Q 2016
Production
Crude oil production	Kbbl	22,238	22,750	22,934	23,218	91,139	22,656	22,102	44,757
NGL production	Kbbl	5,390	3,580	4,015	4,958	17,944	5,124	4,512	9,635
Gas production	Mm3	3,921	4,091	4,080	4,032	16,124	4,008	4,074	8,082
Total production	Kboe	52,288	52,061	52,611	53,532	210,492	52,986	52,237	105,223

Henry Hub	USD/Mbtu	2.98	2.64	2.77	2.27	2.66	2.09	1.95	2.02
Brent	USD/Bbl	53.92	61.69	50.23	43.57	52.35	37.88	45.56	39.63

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,246	1,171	1,208	1,269	4,894	1,283	1,119	2,402
Diesel	Km3	1,906	2,169	2,040	2,019	8,134	1,855	2,038	3,893
Jet fuel and kerosene	Km3	125	108	130	131	494	130	107	236
Fuel Oil	Km3	348	396	378	313	1,436	354	350	704
LPG	Km3	176	212	238	162	788	153	242	395
Others (*)	Km3	304	343	314	323	1,283	261	270	531
Total domestic market	Km3	4,104	4,399	4,308	4,218	17,029	4,035	4,126	8,161
Export market
Petrochemical naphtha	Km3	18	12	7	19	56	0	0	0
Jet fuel and kerosene	Km3	122	127	130	132	511	121	117	238
LPG	Km3	149	52	42	94	337	117	17	134
Bunker (Diesel and Fuel Oil)	Km3	153	115	130	134	532	149	116	265
Others (*)	Km3	7	10	4	4	25	105	24	130
Total export market	Km3	449	316	314	382	1,461	493	275	767
Total sales of petroleum products	Km3	4,553	4,715	4,622	4,600	18,490	4,528	4,401	8,928

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	21	34	45	108	208	24	40	64
Methanol	Ktn	49	61	75	64	249	55	82	137
Others	Ktn	130	164	143	129	566	133	125	258
Total domestic market	Ktn	200	259	263	301	1,023	212	247	459
Export market
Methanol	Ktn	41	36	54	20	151	2	1	3
Others	Ktn	28	50	33	39	150	25	41	66
Total export market	Ktn	69	86	87	59	301	27	42	69
Total sales of petrochemical products	Ktn	269	345	350	360	1,324	239	289	528

Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	31	13	15	89	9	27	36
Export market	Ktn	155	418	358	208	1,139	169	311	480
Total Grain, flours and oils	Ktn	185	449	371	223	1,228	178	338	516

Main products imported
Gasolines and Jet Fuel	Km3	20	22	43	36	120	50	65	115
Diesel	Km3	196	343	346	289	1,174	145	239	385

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2016

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information–Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 4, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer